Riddell
                                Quality since 1929


RIDDELL SPORTS INC.
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900 THIRD AVENUE, 27TH FLOOR, NEW YORK, NEW YORK, 10022

                                                             (212) 826-4300
                                                         Fax (212) 826-5006
                                                  Contact: David Groelinger
                                                    Chief Financial Officer



                       RIDDELL SPORTS INC. COMPLETES
                TENDER OFFER FOR VARSITY SPIRIT CORPORATION

               New York, NY (June 19, 1997) -- Riddell Sports Inc. (NASDAQ:
RIDL) announced today that a wholly-owned subsidiary of Riddell, Cheer Acquisition Corp., has completed its cash tender offer for all outstanding shares of common stock of Varsity Spirit Corporation (VARS-NASDAQ NMS) at a price of $18.90 per share. The offer was financed with the proceeds of the Company's Rule 144A placement of $115 million of its 10 1/2% Senior Notes due 2007.

               Riddell stated that, based upon a preliminary count, approximately 98.6% of Varsity's presently outstanding shares or a total of approximately 4,511,415 Varsity shares (including 500 shares which were subject to guarantees of delivery) had been tendered pursuant to the offer, which expired at 11:00 a.m., New York City time, on June 19, 1997 and that all such shares had been or will be purchased in accordance with the terms of the offer.

               As previously announced, all shares of Varsity common stock not tendered and purchased in the offer will be acquired in a subsequent second-step merger transaction at the same $18.90 per share price. The merger is currently expected to occur on or about July 25, 1997.

               Jeffrey Webb, Riddell's newly appointed Vice-Chairman and President and Chief Operating Officer of Varsity, stated, "Varsity's employees and I are excited about the merger with Riddell and look forward to working towards realization of the companies' many cross-selling and growth opportunities."

               David Mauer, President and Chief Executive Officer of Riddell, said, "This merger brings together the industry leaders in football and cheerleading. Together we have a direct sales force that is uniquely positioned to service the athletic, spirit and booster organiza-tions in over 40,000 schools. We appreciate the fine record of performance that Jeff and his team have delivered for many years and expect that by working together we can accelerate our growth."

               Riddell Sports Inc. sells sporting goods products and services for football and other sports. The Company is the world's leading manufacturer and reconditioner of football helmets and shoulder pads. The Company sell its sporting goods products (including mini-and full-size helmets made for display purposes for collectors) under the Riddell(R) and Pro-Edge(R) brands and provides reconditioning services under the Riddell/All-American name. The Company also licenses the Riddell(R) and MacGregor(R) trademarks for use on athletic footwear, leisure apparel and sports equipment.

               Varsity is the leading supplier of cheerleader and dance team uniforms and accessories to youth, junior high, high school and college markets; Varsity is also the largest operator of cheerleading and dance team camps in the U.S.

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